Christopher Bruno

Chief Executive Officer & President

RSE Markets, Inc., the ultimate parent of
RSE Collection, LLC

T 413-822-9740

chris@rallyrd.com

446 Broadway, 2nd Floor

New York, NY 10013

347-952-8058

July 21, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: RSE Collection, LLC

Post Qualification Amendment No. 30 to Form 1-A

Filed June 26, 2023

File No. 024-11584

Ladies and Gentlemen:

This letter is being submitted by RSE Collection, LLC (the “Company”) in response to the comment letter dated July 19, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Post-Qualification Amendment No. 30 to its Offering Statement on Form 1-A (CIK No. 0001688804; File No. 024-11584) publicly filed with the Commission on June 26, 2023 (the “Offering Statement”).  This letter contains the Company’s responses to the Comment Letter.  The Company has amended the Offering Statement and is filing Post-Qualification Amendment No. 31 to the Offering Statement (“PQA No. 31”) together with this response letter.

For your convenience, each comment is repeated below in bold, followed by the Company’s response.  Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Offering Statement.

Amendment No. 30 to Offering Statement on Form 1-A

Regulation of Exchanges, page 64

1.We note your disclosure that you believe your Platform, when used by investors for secondary trading through PPEX, is not an exchange under Section 3(a)(1) of the Exchange Act. Please add risk factor disclosure explaining the material risks if your

Securities and Exchange Commission

July 21, 2023

belief is incorrect and you are found to be providing a market place or facilities for bringing together purchasers and sellers of securities. We also note your disclosure that the Platform routes orders via the Executing Broker to the PPEX. Please revise to clarify the role of the Platform versus the Executing Broker in routing orders to the PPEX.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly added risk factor disclosure on pages 21-22 of PQA No. 31, addressing the material risks created if our belief that the Platform is not an exchange under Section 3(a)(1) of the Exchange Act  is found to be incorrect.  Additionally, we have revised the disclosure in the “Regulation of Exchanges” section on pages 65-66 to reflect those risks and to clarify the roles of the Platform and the Executing Broker in the process of routing orders to the PPEX.  We have also made conforming changes throughout PQA No. 31 as necessary.

If you have any questions or comments regarding this response, please call the undersigned at 413-822-9740.  Thank you very much for your attention to this matter.

Very truly yours,

/s/ Christopher Bruno

Christopher Bruno

Chief Executive Officer & President,
RSE Markets, Inc.

cc:Maximilian Niederste-Ostholt, RSE Collection, LLC

Timothy W. Gregg, Esq., Maynard Nexsen PC

Lori B. Metrock, Esq., Maynard Nexsen PC